Exhibit 12

Earnings to Fixed Charges (in thousands)		Year Ended
	6/30/2006	2005	2004	2003	2002	2001
Pretax income	111,572	202,784	172,732	84,951	50,095	20,305
Interest expense	10,423	17,582	15,466	17,148	15,093	14,526
Debt issuance expense amortization	137	222	209	222	152	136
Portion of rents representative of interest factor	1,501	2,992	2,887	2,532	2,272	2,373

Total fixed charges	12,061	20,796	18,561	19,902	17,517	17,035
Income, as adjusted	123,633	223,580	191,293	104,853	67,612	37,340

Earnings to Fixed Charges	10.3	10.8	10.3	5.3	3.9	2.2